-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   ----------------

                                   AMENDMENT NO. 1
                                          to
                                    SCHEDULE 13E-4
                            Issuer Tender Offer Statement
        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           THE HALLWOOD GROUP INCORPORATED
                                   (Name of issuer)

                           THE HALLWOOD GROUP INCORPORATED
                         (Name of person(s) filing statement)

                                   ----------------

                       Common Stock, par value $0.10 per share
                            (Title of class of securities)

                                   ----------------

                        (CUSIP number of class of securities)

                                   Melvin J. Melle
                Vice President - Chief Financial Officer and Secretary
                           The Hallwood Group Incorporated
                               3710 Rawlins, Suite 1500
                                 Dallas, Texas 75219
                                    (214) 528-5588
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   ----------------

                                       COPY TO:

W. Alan Kailer                                     Judy G. Gechman
Jenkens & Gilchrist,                               Jenkens & Gilchrist,
a Professional Corporation                         a Professional Corporation
1445 Ross Avenue, Suite 3200                       1100 Louisiana, Suite 1800
Dallas, Texas  75202                               Houston, Texas  77002
(214) 855-4500                                     (713) 951-3300

                                   ----------------

                                     May 12, 1997
        (Date tender offer first published, sent or given to security holders)

                              CALCULATION OF FILING FEE
-------------------------------------------------------------------------------

         TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
              $8,372,678                             $1,674.54
-------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee, based upon the purchase of 304,461 shares at the tender offer price per share of $27.50.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: $1,650.00           Filing Party: The Hallwood Group
                                                              Incorporated

    Form or Registration No.: Schedule 13E-4    Date Filed: May 12, 1997

    This Amendment No. 1 relates to the Schedule 13E-4 filed by The Hallwood Group Incorporated, a Delaware company (the "Company"), on May 12, 1997 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13E-4. The Schedule 13E-4 is hereby amended by adding the following:

ITEM 8.  ADDITIONAL INFORMATION.

The Offer expired on June 16, 1997, at 5:00 p.m. Denver, Colorado time. The Company accepted for purchase 304,461 Shares. This represents approximately 92.7% of the shares properly tendered prior to the Expiration and includes an increase, over the original Offer to purchase 300,000 Shares, of less than 2% of the outstanding shares of Common Stock of the Company.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(8)   Form of Press Release issued by the Company dated June 16, 1997.
(a)(9)   Form of Press Release issued by the Company dated June 24, 1997.

                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             THE HALLWOOD GROUP INCORPORATED


                             By:      /s/ Melvin J. Melle
                                      ----------------------------------------
                             Name:    Melvin J. Melle
                             Title:   Vice President - Chief Financial Officer
                                       and Secretary



Dated: June 25, 1997

                                  INDEX TO EXHIBITS



ITEM               DESCRIPTION
----               -----------
(a)(8)   Form of Press Release issued by the Company dated June 16, 1997.
(a)(9)   Form of Press Release issued by the Company dated June 24, 1997.









                                        -3-